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                          AMERICAN PHOENIX GROUP, INC.
                            DECLARES DEFAULT ON NOTES


Sunnyvale, Calif., May 16, 1997 -- American Phoenix Group, Inc. (OTC:
APHX/APHXW), which intends to change its name to TAL Wireless Networks, Inc. on or about May 20, 1997, today announced that after granting Capital Finance Corp. (Capital) several extensions to pay the balance of $8.1 million due on Capital's promissory note in favor of the company, the Company has declared the Capital note in default. The Company also announced today that it has filed suit in Australia against Capital. The Company will take steps to repossess the loan portfolio sold to Capital.

The Company also announced today that after granting Budbox, Inc. (Budbox) several extensions to pay the balance of $1 million due on Budbox's promissory note in favor of the Company, the Company has declared the Budbox note in default. The Company announced that it also commenced litigation against Budbox to collect this sum.

Both notes were issued in connection with the Company's disposition of assets in November 1996. The Company sold a loan portfolio to Capital which it had acquired from P.R. Finance & Investment Ltd. in February 1996. As a condition to closing the Company's acquisition of Tetherless Access Ltd. on November 13, 1996, the Company was required to have $10 million or more in cash or cash equivalents. The Company sold substantially all of its assets for $10.3 million in short-term notes.

The Company has held discussions regarding the possible sale of the loan portfolio. The company will continue to evaluate its alternatives, but it cannot predict the amount it may ultimately recover from the legal proceedings against Capital and Budbox. Based on all information available to the Company at this time, the Company intends to create a partial reserve of approximately $4.1 million against potential future losses. In the last several months the Company received $2 million under a loan facility established by a major shareholder, and recently received a commitment from another shareholder for additional funding.

Through Tetherless Access Limited, its wholly owned operating subsidiary, the Company is primarily engaged in providing wireless data communications services to customers who are located principally in developing economies, capitalizing on the increasing demand for alternatives to wire line services. TAL currently has established operations in Alaska, Argentina, Australia, New Zealand, China and the Philippines.